SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

5 December 2002

Royal & Sun Alliance Insurance Group plc
(Translation of registrant’s name into English)

30 Berkeley Square
London W1J 6EW
Great Britain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No

If ‘Yes’ is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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CONTENTS

R&SA reduces shareholding in Global Aerospace Underwriting Managers - release dated 28/11/02
Directors Interests: Julian Hance – release dated 03/12/02
Directors Interests: Sir Patrick Gillam – release dated 03/12/02

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news

IMMEDIATE	28 November 2002

Royal & SunAlliance Reduces Shareholding
in Global Aerospace Underwriting Managers

Royal & SunAlliance has today announced that it is reducing its 50% shareholding in Global Aerospace Underwriting Managers Limited (Global Aerospace) to 10.1%, and decreasing its interests in the aerospace insurance Pool managed by Global Aerospace from 28.125% to 9.25%. The shareholding will be sold to three buyers, comprising Converium, Munich Re and Northern States Agency, Inc, a subsidiary of Berkshire Hathaway. Royal & SunAlliance’s share of Global Aerospace’s net assets sold is £12m. The sale is subject to regulatory approval.

As announced on 7 November, Royal & SunAlliance has instigated a wide ranging programme of actions designed to deliver a leaner, more focused business, able to deliver attractive returns to investors consistently across the insurance cycle. The reduced participation in the 2003 aerospace insurance Pool will decrease risk aggregation for the Group and result in an estimated £110m decrease in net premium income in 2003, releasing capital of approximately £45m.

Peter Webster, UK Director, Commercial, Royal & SunAlliance said: “Today’s news marks further progress in the change programme for the UK business that we outlined on 7 November. This is in line with the Group’s plan to become a more focused insurer, concentrating on areas where we believe we can build long-term strength”

--ENDS--

Important Disclaimer

This press release contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements are based on management’s current expectations or beliefs as well as a number of assumptions about future events, and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The specific forward-looking statements cover, among other matters, the consideration. The sale is subject to the execution of definitive documents by the parties. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise

For further information:

Press:	Paul Atkinson	Tel: +44 (0) 20 7337 5712

Analysts:	Malcolm Gilbert	Tel: +44 (0) 20 7569 6138

Issued by Royal & Sun Alliance Insurance Group plc, 30 Berkeley Square, London W1J 6EW Telephone +44 (0)20 7569 6137 Facsimile +44 (0)20 7569 6288

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SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.
1.	Name of company	2.	Name of director

	ROYAL & SUN ALLIANCE INSURANCE GROUP PLC		JULIAN CHRISTOPHER HANCE

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

	DIRECTOR NAMED IN 2 ABOVE		DIRECTOR NAMED IN 2 ABOVE

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

	N/A		CANCELLATION OF SHARE OPTIONS

7.	Number of shares/amount of stock acquired	8.	Percentage of issued class	9.	Number of shares/amount of stock disposed	10.	Percentage of issued class

	N/A		N/A		N/A		N/A

11.	Class of security	12.	Price per share	13.	Date of transaction	14.	Date company informed

	N/A		N/A		N/A		N/A

15.	Total holding following this notification	16.	Total percentage holding of issued class following this notification

	N/A		N/A

If a director has been granted options by the company please complete the following boxes.
17.	Date of grant	18.	Period during which or date on which options exercisable

	N/A		N/A

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved: class, number

	N/A		1,318 ORDINARY SHARES OF 27.5p EACH

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22.	Total number of shares or debentures over which options held following this notification

	384p		422,773 ORDINARY SHARES OF 27.5p EACH

23.	Any additional information	24.	Name of contact and telephone number for queries

	LAPSE OF OPTION UNDER A SAVE AS YOU EARN SHARE SCHEME		CAROLINE WEBB 020 7569 6075

25.	Name and signature of authorised company official responsible for making this notification JACKIE FOX, DEPUTY GROUP COMPANY SECRETARY Date of notification 3 DECEMBER 2002

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SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.
1.	Name of company	2.	Name of director

	ROYAL & SUN ALLIANCE INSURANCE GROUP PLC		SIR PATRICK JOHN GILLAM

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

	DIRECTOR NAMED IN 2 ABOVE		DIRECTOR NAMED IN 2 ABOVE

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

	N/A		SHARES ACQUIRED UNDER DIVIDEND REINVESTMENT PLAN

7.	Number of shares/amount of stock acquired	8.	Percentage of issued class	9.	Number of shares/amount of stock disposed	10.	Percentage of issued class

	293 ORDINARY SHARES OF 27.5p EACH		DE MINIMIS		N/A		N/A

11.	Class of security	12.	Price per share	13.	Date of transaction	14.	Date company informed

	ORDINARY SHARES OF 27.5p EACH		148.23p		29 NOVEMBER 2002		2 DECEMBER 2002

15.	Total holding following this notification	16.	Total percentage holding of issued class following this notification

	11,260 ORDINARY SHARES OF 27.5p EACH		DE MINIMIS

If a director has been granted options by the company please complete the following boxes.
17.	Date of grant	18.	Period during which or date on which options exercisable

	N/A		N/A

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved: class, number

	N/A		N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22.	Total number of shares or debentures over which options held following this notification

	N/A		N/A

23.	Any additional information	24.	Name of contact and telephone number for queries

	N/A		CAROLINE WEBB 020 7569 6075

25.	Name and signature of authorised company official responsible for making this notification JACKIE FOX, DEPUTY GROUP COMPANY SECRETARY Date of notification 3 DECEMBER 2002

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc

(Registrant)

Dated: 5 December 2002	By:	/s/ J V Miller

	Name:	J V Miller
	Title:	Group Company Secretary